

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

> **Re: C3 Bullion, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed March 26, 2024**
> **File No. 024-12367**

Dear Christopher Werner:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

Amendment No. 4 to Form 1-A filed March 26, 2024

Cover Page

1. We note your response to prior comment 1 and reissue in part. Specifically, we note that your revised disclosure now reflects that you intend to apply to have the Shares listed for trading on the LATINEX or the OTCQB. However, despite deleting certain disclosure, it appears that there continues to be uncertainty around your ability to meet such listing standards. Please further revise your disclosure and advise investors of the lack of liquidity associated with any Shares purchased in this offering and the uncertainty associated with any future liquidity, given the various listing requirements you will need to satisfy, such as the preparation of audited financial statements. Consistently revise your accompanying risk factor beginning with "There has been only a limited public market for our Shares...." on page 27.

2. We note your revision to the email address of your founder, Christopher Werner, which is now reflected here and elsewhere as "cwerner@C3Bllion.com." However, elsewhere your

disclosure continues to reflect Mr. Werner's address as "cwerner@C3Bullion.com."
Additionally, other applicable email addresses continue to contain "@C3Bullion.com."
Please revise as applicable to provide the correct email address throughout your offering
circular.

Frequently Asked Questions, page 3

3.   We note your response to prior comment 2 and reissue in part. With an eye towards clarity
        and consistency, revise your disclosure to explain any redemption, distribution or dividend
        feature of the Shares your are offering. In this regard, please revise your disclosure to your
        questions titled "What kind of distributions may I expect? and "When will I get my money
        back?" to expand your discussion and explain the mechanics of these features and clarify
        the source of funds for distributions and repayment to holders of Shares. Further, please
        revise to address any references to "distribution to Partners" as these references seem
        inappropriate given the conversion of the issuer from a partnership to a corporation.

Offering Circular Summary, page 8

4.   We note your response to prior comment 3 and reissue in part. Please revise your
        disclosure to make clear the dollar amount of shares placed in the Reg. S offering as of the
        date of this offering circular. In this regard, we note that you state in the Offering Circular
        Summary on page 8 that $500,000 of Shares in the Reg. S Offering have been
        placed. However, under the section titled "Plan of Operation" on page 43, you state that
        you have placed approximately $875,000 Shares in the Reg. S Offering. Please reconcile.
        Also, revise to disclose the dollar amount sold in your Reg. D offering; in this regard, your
        Amended Form D filed on January 12, 2024 indicates that you have sold $725,000 of
        Shares.

C. C3's Project Sourcing Artificial Intelligence (AI) Tool, page 37

5.   We note your revisions to page 37 including deleting the reference to working in
        collaboration with an entity called InferenceFrame to develop a proprietary AI software
        solution. Please revise your offering circular to make clear whether you are designing and
        developing this AI tool alone or whether you continue to collaborate with any third
        parties. In this regard, we note that you business is as a precious mining management
        consulting firm.

F. Mine+ Group, page 38

6.   Elaborate upon the terms of the engagement you have entered into with Mine+
        Group. File any material agreement that reflects these terms as an exhibit, consistent with
        Item 17.6 of Form 1-A.

<u>General</u>

7.   We note your response to prior comment 5 and reissue. While your amendment here is reflected as "Amendment No. 3," as indicated in our prior comment, your current amendment filed March 26, 2024 would be Amendment No. 4. Please mark you next amendment accurately as "Amendment No. 5."

        Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: James R. Simmons